March 31, 2014

BY EDGAR AND MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neptune Technologies & Bioressources Inc.

Form 40-F for Fiscal Year Ended February 28, 2013

Filed May 30, 2013

Form 6-K for Month of January 2014

Filed January 14, 2014

  File No. 001-33526

Dear Mr. Rosenberg:

On behalf of Neptune Technologies & Bioressources Inc. (the “Corporation”), we hereby submit this response letter to the comment letter dated February 13, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above referenced Forms 40-F and 6-K. For ease of reference, we have reproduced the text of the Staff’s comments in bold-faced type below, followed by the Corporation’s responses.

1.	We note your response to our prior comment 1. As previously requested, please file an amendment to your annual report to include the expanded disclosure proposed in your supplemental response dated February 13, 2014. Please also restore the information in the “Description” column that you have eliminated. Please provide the same information in future filings as well as in the amendment.

Response: We have prepared an Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to Form 40-F, filed May 29, 2013 to include the expanded disclosure proposed in our supplemental response letter to the Staff, dated February 13, 2014. The information in the “Description” column has also been restored. We are filing Amendment No. 1 concurrently with the filing of this letter. The revisions in Amendment No. 1 will also be reflected in our Annual Information Form for the fiscal year ended February 28, 2013 and in future filings.

2.	We acknowledge the information provided in your response to prior comment 2. However, we continue to have difficulty in understanding your accounting treatment for the royalty prepayment agreement dated December 4, 2012. Please provide us the following information.

•	Your calculation supporting the amounts shown for the caption, “Subsidiary shares issued for royalties prepayments” on page 3. Also, explain how these amounts relate to the fair value of the consideration received from Acasti Pharma, which appears to have been $15,525,000.

•	A demonstration of how your accounting treatment, as reflected in the statement of changes in equity, complies with guidance in paragraph B96 of IFRS 10. In particular, explain how you computed the difference between the fair value of consideration transferred and the amount by which the non-controlling interest was adjusted.

Response: The essence of the transaction is such that on a consolidated basis, the controlling shareholder, Neptune, attributes an asset, which it owns fully before the transaction, in part to the non-controlling shareholders as it transfers this asset to its subsidiary, Acasti. In compensation for providing this benefit to the non-controlling interest, the controlling shareholder gets an increased interest in Acasti.

The asset transferred is a right to intellectual property which has been developed internally by the controlling shareholder and is consequently not recorded in the consolidated financial statements. After the transaction, the net assets on a consolidated basis are the same as before the transaction, as this asset remains under the control of the consolidated group both before and after the transaction.

In the subsidiary, the net assets after the transaction are increased by the fair value of the intellectual property acquired through this transaction, because related party transactions are accounted for in accordance with the requirements of relevant IFRS, in this case IAS 38, Intangible assets. In the subsidiary’s stand alone financial statements, the increase in assets for the fair value of the intellectual property of $15,525,000 is recognized with an offsetting entry to increase share capital by $15,525,000 for the 6,750,000 shares issued to Neptune as consideration for the transaction. Note that this transaction would be recorded identically had Neptune paid $15,525,000 in cash to acquire 6,750,000 shares of Acasti.

While we recognize that the transfer of the intellectual property is an intragroup transaction and has no impact on the consolidated financial statements of Neptune, we believe that an adjustment to NCI is required as the transaction involves a change in the relative ownership interest in the related intangible assets and thus within the scope of IFRS 10.23. Non-controlling interests are defined in IFRS 10.A as equity in a subsidiary not attributable directly or indirectly to a parent. IFRS 3.19 provides guidance on the initial measurement of non-controlling interests and clarifies that the choice to recognize at fair value at the date of the acquisition is only in respect of NCI that represents present ownership interest. IFRS 3.19 clarifies that present ownership interests of NCI are those that entitle the holders to a proportionate share of the entity’s net assets in the event of liquidation. This paragraph, together with IFRS 10.B96 noted below, indicates that the adjustment to NCI is determined by reference to the total net assets of the subsidiary as reported in their own IFRS financial statements.

In order to reconcile the amount recorded in the Non-controlling interest column of the caption “Subsidiary shares issued for royalties prepayments” on page 3 the following data must be taken into consideration:

Net assets of Acasti immediately prior to transaction (including losses allocated for periods up to the date of the transaction):	$7,240,410
Increase in net assets of Acasti on a standalone basis resulting from transaction:	$15,525,000
Increase in net assets on a consolidated basis resulting from transaction:	$0
Proportion of ownership held by non-controlling interest holders prior to the transaction:	43.40%
Proportion of ownership held by non-controlling interest holders after the transaction:	39.73%
Transaction costs related to this transaction	$29,000

IFRS 10.B96 When the proportion of the equity held by non-controlling interests changes, an entity shall adjust the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The entity shall recognize directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent. [emphasis added]

To record this transaction, in accordance with IFRS-10.B96, we must first determine the amount by which to adjust the non-controlling interests. The amount of the adjustment to the non-controlling interest is the result of two calculations, the first being the adjustment of the carrying amount of the non-controlling interests to reflect the changes in their relative interests in Acasti and the second being the allocation of the increase in net assets in the Acasti stand-alone financial statements.

Amount by which the non-controlling interest is adjusted:

(credit)/ debit
The ownership held by non-controlling interest holders was reduced by 3.67% resulting in a decrease for the non-controlling interest holders (43.40% - 39.73% = 3.67%) ($7,240,410 X 3.67%)	$265,723
Allocation of increase in net assets resulting in an increase for the non-controlling interest holders (39.73% X $15,525,000)	($6,168,083)
Amount by which the non-controlling interest is adjusted	($5,902,360)
Amount of non-controlling interest adjustment per the consolidated statement of changes in equity for the 9 months ended November 30, 2013	($5,746,394)
Difference*	($155,966)

*	The difference is due to a non-material error that was previously identified. To correct this difference, the amount under the column Non-controlling interest under the caption “Subsidiary shares issued for royalties prepayments” on page 3 must be credited by $155,966 and the amount under the column Contributed surplus under the caption “Subsidiary shares issued for royalties prepayments” on page 3 must be debited by $155,966. This error, which has no impact on any other financial statement line items, will be corrected in the year-end February 28, 2014 consolidated financial statements. The balance of our response will refer to the incorrect amount in the November 30, 2013 financial statements of $5,746,394 (as opposed to the correct amount of $5,902,360) for simplicity.

Per IFRS 10.B96, once the adjustment to the non-controlling interest is determined, the entity shall recognise directly in equity any difference between this amount and the fair value of the consideration paid, and attribute this difference to the owners of the parent. This difference has been recognized under Contributed surplus attributed to the equity holders of the Corporation in the amount of $5,775,394. This is calculated as the difference between the fair value of the consideration paid (which on a consolidated basis is nil as no assets are transferred out of the consolidated group, i.e., consolidated net assets before and after the transaction are the same) plus transaction costs paid of $29,000, and the amount by which the non-controlling interest were adjusted of $5,746,394, as shown in the table below.

The amount under the column Total equity under the caption “Subsidiary shares issued for royalties prepayments” of $29,000 relates to transaction costs paid out of the consolidated net assets to external parties in connection with the transaction which agrees to the statement of cash flows.

(credit) / debit
Fair value of consideration paid on a consolidated basis:	$0
Plus: Transaction costs related to this transaction	$29,000
Less: Amount by which the non-controlling interest is adjusted per above:	($5,746,394)
Difference recorded as a reduction of equity attributable to the equity owners of the Corporation:	$5,775,394

As there is no increase in the consolidated net assets of Neptune, the increase reported in non-controlling interest is completely offset by the loss recorded in the equity attributable to the equity owners of the Corporation, except for the transaction costs.

The following journal entry has been recorded to reflect this transaction:

(credit) / debit
DR Contributed surplus attributable to the owners of the Corporation	$5,775,394
CR Non-controlling interest	($5,746,394)
CR Cash (for transaction costs paid)	($29,000)

To better illustrate the accounting under IFRS 10.B96, we have prepared the following illustrative example, to contrast with the treatment of the actual transaction. This example assumes Acasti purchases shares owned by non-controlling interest holders, increasing the participation held by Neptune in Acasti by 3.67% for consideration paid in cash of $15,525,000 directly to the non-controlling interest holders. Under this example, as opposed to the actual transaction above, as the consideration is paid in cash to the non-controlling interest holders, the consolidated net assets are reduced after the transaction. The calculations under this example would be as follows:

Net assets of Acasti immediately prior to transaction (including losses allocated for periods up to the date of the transaction):	$7,240,410
Decrease in net assets of Acasti on a standalone basis resulting from transaction (cash paid to non-controlling interest holders):	($15,525,000)
Decrease in net assets on a consolidated basis resulting from transaction (cash paid to non-controlling interest holders):	($15,525,000)
Proportion of ownership held by non-controlling interest holders prior to the transaction:	43.40%
Proportion of ownership held by non-controlling interest holders after the transaction:	39.73%

	(credit) / debit
The ownership held by non-controlling interest holders is reduced by 3.67% resulting in a decrease for the non-controlling interest holders (43.40% - 39.73% = 3.67%) ($7,240,410 X 3.67%)	*$	265,723
Allocation of decrease in net assets of Acasti resulting in a decrease for the non-controlling interest holders (39.73% X -$15,525,000)	**$	6,168,083
Amount by which the non-controlling interest is adjusted		$6,433,806

*	Same as actual transaction above
**	Same amount as actual transaction above except this results in a decrease in net assets of Acasti, whereas under the transaction above there is an increase in net assets of Acasti.

(credit) / debit
Fair value of consideration paid on a consolidated basis:	$15,525,000
Less: Amount by which the non-controlling interest is adjusted (decrease in non-controlling interest) per above:	$6,433,806
Difference to record as a decrease in equity attributable to the equity owners of the Corporation per B96 of IFRS 10	$9,091,194

In this example there is a decrease in the consolidated total equity of Neptune. As a result of the application of IFRS 10.B96, both the non-controlling interest holders and the controlling interest holders share in the decrease in consolidated total net assets. In contrast, in the actual transaction, only the non-controlling shareholders benefited from the increase in net assets of the subsidiary.

Journal entry for illustrative example:

DR Non-controlling interest	$6,433,806
DR Contributed surplus attributable to the owners of the Corporation	$9,091,194
CR Cash (consolidated net assets)	($15,525,000)

•	An explanation of how the “Net loss and comprehensive loss” shown on page 2 was attributed to owners of the corporation and the non-controlling interest for each period presented. Explain how these allocations were consistent with the percentages in your disclosure of “Votes and participation” on page 11.

Response: The proportion of profit or loss of Neptune’s subsidiaries, Acasti and Neurobiopharm, when preparing the consolidated financial statements is determined solely on the basis of existing ownership interests (as there is no arrangement to share profits/losses on a different basis) and does not reflect voting interest. The percentages disclosed on page 11 reflect the percentage at the end of the quarter, which may have varied throughout the quarter as a result of shares issued upon exercise of options and warrants and other equity transactions. The following are allocations of the net losses of each subsidiary per quarter:

	Acasti			Neuro			Conso adjustment*	Net loss attributed to NCI
	Net loss	% attributed to NCI	A	Net loss	% attributed to NCI	B	C	A+B+C
3 month-period ended May 31, 2013	$1,965,108	43.37%	$852,267	$581,759	23.55%	$137,004	($40,362)	$948,910
3 month-period ended August 31, 2013	$3,238,204	41.12%	$1,331,549	$757,671	23.55%	$178,432	($27,840)	$1,482,141
3 month-period ended November 30, 2013	$3,856,094	39.99%	$1,542,052	$539,177	23.55%	$126,976	($22,505)	$1,646,523	**

								$4,077,574	**

3 month-period ended May 31, 2012	$1,575,980	43.06%	$678,617	$503,713	0%	$0	$32,548	$711,165
3 month-period ended August 31, 2012	$1,752,466	43.07%	$754,787	$518,857	0%	$0	$34,233	$789,020
3 month-period ended November 30, 2012	$1,611,111	43.13%	$694,872	$438,558	7.96%	$34,909	$39,082	$768,863	**

								$2,269,048	**

*	Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries.
**	Agrees to the Net loss attributable to Non-controlling interest in the consolidated interim statements of Earnings and Comprehensive Loss for the three-month and nine-month periods ended November 30, 2013 and 2012.

•	An explanation of your accounting policy, as disclosed on page 8 of your 2013 Form 40-F, that the attribution of profit and loss is “made before giving effect to subsidiary profit and loss and the elimination of intra-group balances.”

Response: Our accounting policy on page 8 of Form 40-F has incorrect placement of the word “before” and should instead read that the attribution of profit and loss is “made giving effect to subsidiary profit and loss and before the elimination of intra-group balances.” This will be corrected in the year-end February 28, 2014 consolidated financial statements by moving the word “before” to the correct position as indicated in the prior sentence.

The Company intends to file its 40-F for the fiscal year ended February 28, 2014 in early May, 2014. Accordingly, we respectfully request that the Staff expedite its review of these responses, such that we can resolve any outstanding comments prior to such filing. Thank you very much.

Sincerely,

/s/ Benoît Huart

Benoît Huart

Director Legal Affairs

Neptune Technologies & Bioresources Inc.

c.c.	Christina DeRosa – Securities and Exchange Commission

Jeffrey Riedler - Securities and Exchange Commission

André Godin - Neptune Technologies & Bioressources Inc.

Karen Kalayajian - Neptune Technologies & Bioressources Inc.

Jean-Daniel Bélanger - Neptune Technologies & Bioressources Inc.

Henri Harland - Neptune Technologies & Bioressources Inc.

François Paradis – Osler, Hoskin & Harcourt LLP

Jason Comerford – Osler, Hoskin & Harcourt LLP

Kimberly Miousse – KPMG LLP

Dominique Hanel – KPMG LLP

Yanic Zizian – KPMG LLP